Popoca Oakland, LLC

Profit and Loss
January - March, 2021

	TOTAL
Income	
Food Sales	26,418.13
Total Income	**$26,418.13**
Cost of Goods Sold	
Cost of Goods Sold	
Food Purchases	9,255.89
Total Cost of Goods Sold	**9,255.89**
Total Cost of Goods Sold	**$9,255.89**
GROSS PROFIT	**$17,162.24**
Expenses	
Advertising and Promotion	700.00
Bank Service Charges	111.00
Business Licenses and Permits	1,360.06
Computer and Internet Expenses	804.89
Employee Holiday Gift Cards	311.85
Employee Salaries	
Employer Taxes	1,217.10
Wages & Salaries	6,204.57
Total Employee Salaries	**7,421.67**
Facilities	
Trash & Recycling Disposal	865.18
Total Facilities	**865.18**
Furniture and Equipment (<1000)	757.31
Insurance Expense	
Workers Comp	231.43
Total Insurance Expense	**231.43**
Interest Expense	435.92
Janitorial Services	200.00
Meals & Entertainment	
Staff Meals	225.94
Total Meals & Entertainment	**225.94**
Office Supplies	310.19
Online Cloud Services	59.38
Payroll Expenses	366.50
Printing & Reproduction	262.20
Professional Fees	1,087.50
Rent Expense	1,931.84
Repairs and Maintenance	375.12
Restaurant Supplies	1,779.06
Sales Commissions	1,905.75

Popoca Oakland, LLC

Profit and Loss

January - March, 2021

	TOTAL
Square Fees	905.32
Telephone & Communication Expen	161.14
Transportation Costs	293.49
Travel	444.98
Total Expenses	**$23,307.72**
NET OPERATING INCOME	**$ -6,145.48**
Other Income	
Interest Income	0.10
Non-Profit Income	35,964.21
Total Other Income	**$35,964.31**
NET OTHER INCOME	**$35,964.31**
NET INCOME	**$29,818.83**